UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated March 18, 2009, announcing the Company’s fourth quarter and year end results and quarterly dividend of $0.05 per share.

This Report on Form 6-K is hereby incorporated by reference in the Company’s Registration Statement on Form F-3 (Registration No. 333-152979) that was declared effective on August 21, 2008.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS FOURTH QUARTER AND ANNUAL 2008 RESULTS

ATHENS, Greece, March 18, 2009 - Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the three months and year ended December 31, 2008.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “I am pleased to announce yet another profitable quarter and once again we have delivered a solid performance against a background of a harsh worldwide economic environment and a depressed shipping market.”

Mr. Bodouroglou continued, “In addition, we amended our six credit facilities that will be in effect through December 31, 2009 and on terms that allow Paragon to maintain its high level of liquidity.”

Mr. Bodouroglou concluded, “Paragon continues to have a considerable chartering base with 98% of our fleet capacity under contract for 2009, 55% for 2010 and 38% for 2011. So far our charterers are meeting their contractual obligations. Moreover, we were not drawn into the newbuilding market and therefore have no capital commitments to finance which has proved costly for many drybulk shipping operators. I am also pleased to announce that our board of directors has elected to continue paying dividends in this tough economic environment for the fourth quarter of 2008. Given the extraordinary market conditions and uncertainty surrounding the global economy, our board decided to reduce our quarterly dividend to $0.05 per share, which provides us with additional financial flexibility while also delivering value to our shareholders.  While we believe 2009 will be a challenging year for the drybulk market, we expect Paragon not only to weather the storm but to have the financial strength and ability to seek investment opportunities in the year to come.”

Fourth Quarter 2008 Financial Results:
Time charter revenue for the fourth quarter of 2008 was $44.7 million, compared to $30.4 million for the fourth quarter of 2007.  The Company reported net income of $10.0 million, or $0.37 per basic and diluted share for the fourth  quarter of 2008, calculated on 27,038,015 weighted average number of basic shares, and on 27,038,015 weighted average number of diluted shares, outstanding for the period and reflecting the impact of the non-cash items discussed below.  For the fourth quarter of 2007, the Company reported net income of $7.7 million, or $0.31 and $0.29 per basic and diluted share, respectively, calculated on 25,334,026 weighted average number of basic shares and on 26,330,136 weighted average number of diluted shares.

Excluding all non-cash items described below, adjusted net income for the fourth quarter of 2008 was $14.0 million, or $0.52 per basic and diluted share.  This compares to adjusted net income of $3.6 million, or $0.14 per basic and diluted share, for the fourth quarter of 2007. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $22.7 million for the fourth  quarter of 2008, compared to $18.0 million for the fourth quarter of 2007. This was calculated by adding to net income of $10.0 million for the fourth quarter of 2008, net interest expense and depreciation that in the aggregate amounted to $12.7 million for the fourth quarter of 2008. Adjusted EBITDA, excluding all non-cash items described below, was $26.0 million for the fourth quarter of 2008, compared to $13.2 million for the fourth quarter of 2007.  Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated an average of 12 vessels during the fourth quarter of 2008, earning an average time charter equivalent rate of $39,361 per day, compared to an average of 9.68 vessels during the fourth  quarter of 2007, earning an average time charter equivalent rate of $35,284 per day.

Total adjusted operating expenses for the fourth quarter of 2008 were $10.1 million, or approximately $9,181 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.1 million of share-based compensation for the period.  For the fourth quarter of 2007, total adjusted operating expenses were $9.5 million, or approximately $10,675 per day, including vessel operating expenses, management fees and general and administrative expenses, but excluding $0.3 million of share-based compensation.

Fourth Quarter 2008 Non-cash Items

The Company’s results for the three months ended December 31, 2008 included the following non-cash items:

▪
Non-cash revenue of $5.3 million and depreciation expense of $0.7 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $4.6 million to net income, or $0.17 to basic and diluted earnings per share, for the three months ended December 31, 2008.

▪	An unrealized loss from interest rate swaps of $8.5 million, or $0.32 per basic and diluted share, respectively, for the three months ended December 31, 2008.
▪
Non-cash expenses of  $0.1 million, or $0.01 per basic and diluted share, relating to the amortization for the three months ended December 31, 2008, of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $4.2 million to net income, or $0.15 to earnings per basic and diluted share, for the three months ended December 31, 2008.

Dividend Declared
The Company’s Board of Directors declared a quarterly dividend of $0.05 per share, payable on April 9, 2009, to shareholders of record as of March 30, 2009.

Time Charter Coverage Update
Pursuant to its time chartering strategy, Paragon Shipping Inc. employs vessels under fixed rate charters for periods ranging from one to five years. The Company has secured under such contracts 98%, 55% and 38% of its fleet capacity under for 2009, 2010 and 2011, respectively.

Cash Flows
For the year ended December 31, 2008 the Company generated net cash from operating activities of $83.5 million, compared to $42.8 million in the year ended December 31, 2007.  For the year ended December 31, 2008, net cash used in investing activities was $78.1 million and cash from financing activities was $31.7 million.  For the year ended December 31, 2007, net cash used in investing activities was $426.5 million and cash from financing activities was $382.7 million.

Year ended December 31, 2008 Financial Results:
Time charter revenue for the year ended December 31, 2008 was $169.3 million, compared to $76.7 million for the year ended December 31, 2007.  The Company reported net income of $69.2 million, or $2.58 and $2.56 per basic and diluted share, respectively, for the year  ended December 31, 2008, calculated on 26,819,923 weighted average number of basic shares, and on 27,010,013 weighted average number of diluted shares, outstanding for the period and reflecting the impact of the non-cash items discussed below.  For the year ended December 31, 2007, the Company reported net income of $4.9 million, or $0.12 and $0.11 per basic and diluted share, respectively, calculated on 16,495,980 weighted average number of basic shares and on 17,438,463 weighted average number of diluted shares, respectively.

Excluding all non-cash items described below, adjusted net income for the year ended December 31, 2008, was $56.2 million, or $2.10 and $2.08 per basic and diluted share, respectively. This compares to adjusted net income of $18.7 million, or $1.13 and $1.07 per basic and diluted share for the year ended December 31, 2007. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $116.1 million for the year ended December 31, 2008, compared to $31.4 million for the year ended December 31, 2007.  This was calculated by adding to net income of $69.2 million for the year ended December 31, 2008, net interest expense and depreciation that in the aggregate amounted to $46.8 million for the year ended December 31, 2008.  Adjusted EBITDA, excluding all non-cash items described below, was $100.3 million for the year ended December 31, 2008, compared to $44.4 million for the year ended December 31, 2007.  Please see the table at the back of this press release for a reconciliation of net income to EBITDA and to Adjusted EBITDA.

The Company operated an average of 11.4 vessels during the year ended December 31, 2008, earning an average time charter equivalent rate of $39,439 per day, compared to an average of 7.18 vessels during the year ended December 31, 2007, earning an average time charter equivalent rate of $28,563 per day.

Total adjusted operating expenses for the year ended December 31, 2008, were $32.6 million, or approximately $7,809 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.5 million of share-based compensation.  For the year ended December 31, 2007, total adjusted operating expenses were $20.3 million, or approximately $7,761 per day, including vessel operating expenses, management fees and general and administrative expenses, but excluding $20.2 million of share-based compensation.

Year ended December 31, 2008 Non-cash Items:
The Company’s results for the year ended December 31, 2008 included the following non-cash items:

▪
Non-cash revenue of $26.6 million and depreciation expense of  $2.8 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $23.8 million to net income, or $0.89 and $0.88 to basic and diluted earnings per share, respectively, for the year ended December 31, 2008.

▪	An unrealized loss from interest rate swaps of $10.3 million, or $0.38 per basic and diluted share, for the year ended December 31, 2008.
▪
Non-cash expenses of  $0.5 million, or $0.02 per basic and diluted share, relating to the amortization for the year  ended December 31, 2008, of the compensation cost recognized for a total of 139,875 restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $13.0 million to net income, or $0.48 to earnings per basic and diluted share, for the year ended December 31, 2008.

Conference Call and Webcast:
The Company’s management will host a conference call to discuss the results on March 19, 2009 at 9:00 a.m. Eastern Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: + 1 866 288 9315 (from the US), + 44 (0) 800 3769 250 (from the UK), or + 30 211 180 2000 (all other callers). The access code for the call is “909”.

A telephonic replay of the conference call will be available for 90 days by dialing + 1 866 288 9317 (from the US), + 44 (0) 800 901 2906 (from the UK), or + 30 210 94 60 929 (all other callers). The access code for the replay is “909#”.

Slides and audio webcast:
There will also be a live webcast of the conference call and accompanying slide presentation on the Paragon Shipping Inc. website (www.paragonship.com).  Please allow 15 minutes prior to the call to visit the site and download and install any necessary audio software. The webcast will be archived on this site for one year.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes.  The Company’s current fleet consists of twelve vessels with a total carrying capacity of 765,137 dwt. For further information, please visit the Company’s website at www.paragonship.com.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven, Alexandra Tramont FD Tel: +1(212) 850-5600
- Tables Follow -

Updated Fleet List

The following table represents our fleet as of  March 18, 2009.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	12	765,137

Summary Fleet Data

	Fourth Quarter Ended December 31, 2007	Fourth Quarter Ended December 31, 2008
FLEET DATA
Average number of vessels (1)	9.68	12
Available days for fleet (2)	819	1,075
Calendar days for fleet (3)	891	1,104
Fleet utilization (4)	92%	97%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	35,284	39,361
Time charter equivalent Adjusted (5)	27,778	34,423
Vessel operating expenses (6)	4,308	4,390
Dry-docking expenses (7)	1,329	782
Management fees (8)	1,006	819
General and administrative expenses (9) Adjusted	4,033	3,190
Total vessel operating expenses (10) Adjusted	10,675	9,181

	Year Ended December 31, 2007	Year Ended December 31, 2008
FLEET DATA
Average number of vessels (1)	7.18	11.4
Available days for fleet (2)	2,550	4,074
Calendar days for fleet (3)	2,622	4,174
Fleet utilization (4)	97%	98%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	28,563	39,439
Time charter equivalent Adjusted (5)	25,260	32,920
Vessel operating expenses (6)	3,925	4,556
Dry-docking expenses (7)	452	669
Management fees (8)	792	847

General and administrative expenses (9) Adjusted	2,593	1,737
Total vessel operating expenses (10) Adjusted	7,761	7,809

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, dry-docks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired which are amortized over the remaining period of the time charter as an increase to net revenue have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.
(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily dry-docking expenses is calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees is calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)
Daily general and administrative expenses is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for options and restricted shares have been excluded.

(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for options and restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)

	Fourth Quarter Ended December 31, 2007	Fourth Quarter Ended December 31, 2008
Time Charter Revenues	30,380,104	44,651,237
Less Voyage Expenses	(224,829)	12,563
Less Commission	(1,257,484)	(2,350,660)
Total Revenue, net of voyage expenses	28,897,791	42,313,140
Total available days	819	1,075
Time Charter Equivalent	35,284	39,361
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	30,380,104	44,651,237
Less Voyage Expenses	(224,829)	12,563
Less Commission	(1,257,484)	(2,350,660)
Total Revenue, net of voyage expenses	28,897,791	42,313,140
Less Amortization of Below Market Acquired Time Charters	(6,147,363)	(5,308,086)
Total Revenue, net of voyage expenses Adjusted	22,750,428	37,005,054
Total available days	819	1,075
Time Charter Equivalent Adjusted	27,778	34,423

	Year Ended December 31, 2007	Year Ended December 31, 2008
Time Charter Revenues	76,657,595	169,301,675
Less Voyage Expenses	(348,452)	(461,265)
Less Commission	(3,472,468)	(8,164,029)
Total Revenue, net of voyage expenses	72,836,675	160,676,381
Total available days	2,550	4,074
Time Charter Equivalent	28,563	39,439
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	76,657,595	169,301,675
Less Voyage Expenses	(348,452)	(461,265)
Less Commission	(3,472,468)	(8,164,029)
Total Revenue, net of voyage expenses	72,836,675	160,676,381

Less Amortization of Below Market Acquired Time Charters	(8,423,492)	(26,559,089)
Total Revenue, net of voyage expenses Adjusted	64,413,183	134,117,292
Total available days	2,550	4,074
Time Charter Equivalent Adjusted	25,260	32,920

PARAGON SHIPPING INC.
 Statement of Cash Flows
(Expressed in United States Dollars)

	Year Ended December 31, 2007	Year Ended December 31, 2008
Cash and cash equivalents, beginning of year	32,331,848	31,328,637
Provided by (used in):
Operating Activities	42,769,314	83,474,314
Investing Activities	(426,493,679)	(78,072,478)
Financing Activities	382,721,154	31,711,279
Net (decrease) / increase in cash and cash equivalents	(1,003,211)	37,113,115
Cash and cash equivalents, end of period	31,328,637	68,441,752

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Fourth Quarter Ended December 31, 2007	Fourth Quarter Ended December 31, 2008
Net Income	7,749,512	9,955,122
Plus Net Interest expense	3,623,723	3,970,224
Plus Depreciation	6,593,579	8,742,360
Plus Amortization	-	-
EBITDA	17,966,814	22,667,706
Adjusted EBITDA Reconciliation
Net Income	7,749,512	9,955,122
Non-cash revenue and depreciation due to below market acquired time charters	(5,563,470)	(4,613,062)
Unrealized loss from interest rate swap	1,028,161	8,535,229
Non-cash expenses from the amortization of share based compensation cost recognized	341,493	134,241
Adjusted Net Income	3,555,696	14,011,530
Plus Net Interest expense	3,623,723	3,970,224
Plus Depreciation (2)	6,009,686	8,047,336
Plus Amortization	-	-
Adjusted EBITDA	13,189,105	26,029,090

	Year Ended December 31, 2007	Year Ended December 31, 2008
Net Income	4,903,736	69,229,461
Plus Net Interest expense	9,331,667	13,969,098
Plus Depreciation	17,204,304	32,874,632
Plus Amortization	-	-
EBITDA	31,439,707	116,073,191
Adjusted EBITDA Reconciliation
Net Income	4,903,736	69,229,461
Non-cash revenue and depreciation due to below market acquired time charters	(7,711,816)	(23,792,213)
Unrealized loss from interest rate swap	1,252,736	10,284,441
Non-cash expenses from the amortization of share based compensation cost recognized	20,212,149	522,662
Adjusted Net Income	18,656,805	56,244,351
Plus Net Interest expense	9,331,667	13,969,098
Plus Depreciation (2)	16,450,525	30,107,757
Plus Amortization	-	-
Adjusted EBITDA	44,438,997	100,321,206

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

(2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessel acquired with below market charters.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Fourth Quarter Ended December 31, 2007	Fourth Quarter Ended December 31, 2008
Net Income	7,749,512	9,955,122
Income allocable to Class B common shares	-	-
Income available to Class A common shares	7,749,512	9,955,122
Weighted average number of Class A common shares basic	25,334,026	27,038,015
Weighted average number of Class A common shares diluted	26,330,136	27,038,015
Earnings per Class A common shares basic	0.31	0.37
Earnings per Class A common shares diluted	0.29	0.37
Reconciliation of Net Income to Adjusted Net Income
Net Income	7,749,512	9,955,122
Non-cash revenue and depreciation due to below market acquired time charters	(5,563,470)	(4,613,062)
Unrealized loss from interest rate swap	1,028,161	8,535,229
Non-cash expenses from the amortization of compensation cost recognized	341,493	134,241
Adjusted Net Income	3,555,696	14,011,530
Weighted average number of common shares basic	25,334,026	27,038,015
Weighted average number of common shares diluted	26,330,136	27,038,015
Adjusted earnings per share basic (1)	0.14	0.52
Adjusted earnings per share diluted (1)	0.14	0.52

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Year Ended December 31, 2007	Year Ended December 31, 2008
Net Income	4,903,736	69,229,461
Income allocable to Class B common shares	2,954,848	-
Income available to Class A common shares	1,948,888	69,229,461
Weighted average number of Class A common shares basic	16,495,980	26,819,923
Weighted average number of Class A common shares diluted	17,438,463	27,010,013
Earnings per Class A common shares basic	0.12	2.58
Earnings per Class A common shares diluted	0.11	2.56
Reconciliation of Net Income to Adjusted Net Income
Net Income	4,903,736	69,229,461
Non-cash revenue and depreciation due to below market acquired time charters	(7,711,816)	(23,792,213)
Unrealized loss from interest rate swap	1,252,736	10,284,441
Non-cash expenses from the amortization of compensation cost recognized	20,212,149	522,662
Adjusted Net Income	18,656,805	56,244,351
Weighted average number of common shares basic	16,495,980	26,819,923
Weighted average number of common shares diluted	17,438,463	27,010,013
Adjusted earnings per share basic (1)	1.13	2.10
Adjusted earnings per share diluted (1)	1.07	2.08

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Consolidated Balance Sheets
As of December 31, 2007 and 2008
(Expressed in United States Dollars)
	December 31, 2007	December 31, 2008
Assets
Current assets
Cash and cash equivalents……………………..	31,328,637	68,441,752
Trade receivables…………………………………	354,154	372,965
Other receivables…………………………………	287,546	1,209,230
Prepaid expenses………………………………..	654,576	379,140
Due from management company……………….	—	985,960
Inventories…………………………………………	801,373	885,665
Total current assets	33,426,286	72,274,712
Fixed assets
Vessels at cost…………………………………..	633,378,703	713,373,186
Less: accumulated depreciation…………………	(18,268,064)	(51,142,696)
Total fixed assets	615,110,639	662,230,490
Other assets………………………………………	1,584,950	1,787,988
Restricted cash…………………………………..	8,010,000	6,010,000
Above market acquired time charters………….	—	43,304
Other long-term receivables…………………….	1,340,602	74,760
Total Assets	659,472,477	742,421,254
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $118,317
and $500 as of December 31, 2007 and 2008, respectively)	2,487,291	2,538,796
Accrued expenses……………………………….	5,494,431	4,098,929
Due to management company………………….	1,642,805	—
Interest rate swap………………………………..	—	6,407,751
Deferred income………………………………….	3,176,938	3,024,423
Current portion of long-term debt……………….	9,000,000	53,150,000
Total current liabilities	21,801,465	69,219,899
Long-Term Liabilities
Long-term debt……………………………………	309,000,000	334,335,000
Deferred income………………………………….	586,499	703,863
Interest rate swap………………………………..	1,370,701	5,247,391
Below market acquired time charters………….	51,077,602	24,483,822
Total long-term liabilities	362,034,802	364,770,076
Total Liabilities	383,836,267	433,989,975
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized,
none issued, none outstanding at December 31, 2007 and
December 31, 2008…………………………………….	—	—
Class A common shares, $0.001 par value; 120,000,000
authorized 25,744,983 issued and outstanding
at December 31, 2007 and 27,138,515 issued and outstanding
at December 31, 2008………………………………….	25,745	27,139
Class B common shares, $0.001 par value; 5,000,000
authorized, none issued and outstanding at December 31, 2007
and December 31, 2008	—	—
Additional paid-in capital……………………….	304,408,972	318,515,490
Accumulated deficit……………………………..	(28,798,507)	(10,111,350)
Total shareholders' equity	275,636,210	308,431,279
Total Liabilities and Shareholders' Equity	659,472,477	742,421,254

Paragon Shipping Inc.
Unaudited Consolidated Statement of Income
For the three months ended December 31, 2007 and 2008
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	December 31, 2007	December 31, 2008
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $6,147,363 and $5,308,086 for the
three months ended December 31, 2007 and 2008, respectively)	30,380,104	44,651,237
Less: commissions………………………………	1,257,484	2,350,660
Net Revenue	29,122,620	42,300,577
Expenses
Voyage expenses………………………………..	224,829	(12,563)
Vessels operating expenses (including expenses charged by a
related party of $30,332 and $30,900 for the three months ended
December 31, 2007 and 2008, respectively)	3,838,300	4,846,117
Dry-docking expenses………………………….	1,184,140	863,369
Management fees charged by a related party..	895,975	904,513
Depreciation………………………………………	6,593,579	8,742,360
General and administrative expenses (including share
based compensation of $341,493 and $134,241 for the three months ended
December 31, 2007 and 2008, respectively)
	3,934,612	3,655,761
Operating Income	12,451,185	23,301,020

Other Income (Expenses)
Interest and finance costs…………………………	(4,017,986)	(4,495,786)
Loss on interest rate swap…………………………	(1,028,161)	(8,770,233)
Interest income……………………………………..	394,263	525,562
Other income		(541,101)
Foreign currency losses……………………………	(49,789)	(64,340)
Total Other Expenses, net	(4,701,673)	(13,345,898)
Net Income	7,749,512	9,955,122

Income allocable to Class B common shares		—
Income available to Class A common shares	7,749,512	9,955,122

Earnings per Class A common share, basic	$ 0.31	$ 0.37
Earnings per Class A common share, diluted	$ 0.29	$ 0.37
Weighted average number of Class A common shares,
basic……………………………………………….	25,334,026	27,038,015
Weighted average number of Class A common shares,
diluted……………………………………………..	26,330,136	27,038,015

Paragon Shipping Inc.
Unaudited Consolidated Statement of Income
As of December 31, 2007 and 2008
(Expressed in United States Dollars)

	Year Ended	Year Ended
	December 31, 2007	December 31, 2008
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $8,423,492 and $26,559,089 for the
December 31, 2007 and 2008, respectively)	76,657,595	169,301,675
Less: commissions………………………………	3,472,468	8,164,029
Net Revenue	73,185,127	161,137,646
Expenses
Voyage expenses………………………………..	348,452	461,265
Vessels operating expenses (including expenses charged by a
related party of $93,464 and $122,143 as of
December 31, 2007 and 2008, respectively)	10,290,340	19,016,375
Dry-docking expenses………………………….	1,184,140	2,792,710
Management fees charged by a related party..	2,076,678	3,536,240
Depreciation………………………………………	17,204,304	32,874,632
General and administrative expenses (including share
based compensation of $20,212,149 and $522,662
as of December 31, 2007 and 2008 respectively
	27,010,327	7,773,828
Operating Income	15,070,886	94,682,596

Other Income (Expenses)
Interest and finance costs………………………	(10,328,845)	(15,840,197)
Loss on interest rate swap.	(1,252,736)	(11,378,999)
Interest income…………………………………..	997,178	1,871,099
Gain from the change in fair value of warrants..	493,962	—
Foreign currency losses…………………………	(76,709)	(105,038)
Total Other Expenses, net	(10,167,150)	(25,453,135)
Net Income	4,903,736	69,229,461

Income allocable to Class B common shares	2,954,848	—
Income available to Class A common shares	1,948,888	69,229,461

Earnings per Class A common share, basic	$ 0.12	$ 2.58
Earnings per Class A common share, diluted	$ 0.11	$ 2.56
Weighted average number of Class A common shares,
basic……………………………………………….	16,495,980	26,819,923
Weighted average number of Class A common shares,
diluted……………………………………………..	17,438,463	27,010,013

Paragon Shipping Inc.
Unaudited Consolidated Statement of Shareholders' Equity
As of December 31, 2007 and 2008
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
			Additional
	Number of	Par	Paid-in	Accumulated
	Shares	Value	Capital	deficit	Total
Balance January 1, 2008	25,744,983	25,745	304,408,972	(28,798,507)	275,636,210
Issuance of Class A common shares, from the exercise of warrants and options…………		1,370	13,583,880		13,585,250
Share based compensation……			522,662		522,662
Issuance of restricted Class A common shares………………..		30	(30)		—
Cancellation of restricted Class A common shares……………..		(6)	6		—
Dividends paid…………………				(50,542,304)	(50,542,304)
Net Income……………………..				69,229,461	69,229,461
Balance December 31, 2008	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279

Paragon Shipping Inc.
Unaudited Consolidated Statement of Cash Flows
As of December 31, 2007 and 2008
(Expressed in United States Dollars)

	Year Ended	Year Ended
	December 31, 2007	December 31, 2008

Cash Flows from Operating Activities
Net Income……………………………………….	4,903,736	69,229,461
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation……………………………………..	17,204,304	32,874,632
Amortization of below and above market acquired time charters	(8,423,492)	(26,559,089)
Amortization of financing costs………………..	1,097,976	613,629
Share based compensation…………………….	20,212,149	522,662
Unrealized loss on interest rate swap………….	1,252,736	10,284,441
Gain from the change in fair value of warrants..	(493,962)	—
Changes in assets and liabilities
(Increase) in trade receivables……	(354,154)	(18,811)
(Decrease) / increase in other receivables……	588,991	(921,684)
(Increase)/Decrease in prepaid expenses………………….	(654,576)	275,436
(Increase) in inventories…………………………	(599,714)	(84,292)
(Increase) in other assets………………………	(4,132)	—
(Increase) in due from management company….	-	(985,960)
(Increase) / decrease in other long term receivables	(1,340,602)	1,265,842
(Decrease)/Increase in trade accounts payable…………….	1,837,227	51,505
Increase / (decrease) in accrued expenses…….	4,394,513	(1,395,502)
Decrease in due to management company……..	(99,067)	(1,642,805)
Increase/(Decrease) in deferred income……………………	2,660,882	(152,515)
Increase in other long-term payable……………	586,499	117,364
Net cash from operating activities	42,769,314	83,474,314
Cash flow from / (used in) investing activities
Asquisition of vessels and capital expenditures	(418,483,679)	(80,072,478)
Restricted cash………………………………..	(8,010,000)	2,000,000
Net cash used in investing activities	(426,493,679)	(78,072,478)
Cash flows from / (used in) financing activities
Proceeds from long-term debt………………….	348,812,500	111,500,000
Proceeds from short-term debt………………….	289,336,091	—
Repayment of short-term debt…………………..	(289,336,091)	—
Repayment of long-term debt…………………..	(108,250,000)	(42,015,000)
Payment of financing costs……………………..	(2,302,898)	(816,667)
Proceeds from the issuance of Class A common shares	181,960,710	—
Class A common shares offering costs	(12,862,836)	—
Proceeds from the issuance of Class A common shares from the
exercise of warrants and options……………….	6,600,000	13,585,250
Dividends paid……………………………………	(31,236,322)	(50,542,304)
Net cash from financing activities	382,721,154	31,711,279
Net (decrease) / increase in cash and cash equivalents	(1,003,211)	37,113,115
Cash and cash equivalents at the beginning of the period	32,331,848	31,328,637
Cash and cash equivalents at the end of the period	31,328,637	68,441,752
Supplemental disclosure of cash flow information
Cash paid during the period for interest………..	7,470,805	13,606,475

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: March 18, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 978465